

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 10, 2017

Thomas J. Reilly
Chief Executive Officer
Cloudera, Inc.
1001 Page Mill Road, Building 3
Palo Alto, CA 94304

> **Re: Cloudera, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on January 27, 2017**
> **CIK No. 0001535379**

Dear Mr. Reilly:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

Prospectus Summary

Overview, page 1

1.   You state that you focus your selling efforts on Global 8000 and large public sector organizations. Based on your response to prior comment 15, it appears that revenue from large public sector organizations may not be material to total revenues. Please revise to clarify the relevance of these target markets to your operations. In this regard, tell us, and revise to disclose, the percentage of revenue attributable to your Global 8000 customers and your large public sector organizations.

Our Market Opportunity, page 4

2.   You state that you "can also disrupt traditional markets, including a significant portion of the Relational Database Management Systems and Non-Relational Database Management Systems markets." Please tell us whether your platform currently addresses these two markets. To the extent it does not, explain the basis for including these two markets in your market opportunity.

Certain Relationships and Related Party Transactions, page 108

3.   Please file the Enterprise Subscription Agreement with Intel as an exhibit, or advise. See Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 10. Stock Option Plans, page F-28

4.   We note from your revised disclosures in response to prior comment 20 that in the case of an IPO, the performance condition for your RSU awards is "achieved" six months following the completion of the IPO. Please clarify at what point you believe the performance-based criterion is "probable" of satisfaction, and what impact, if any, that has on when you will recognize stock-based compensation expense. Refer to ASC 718-10-55-78 and ASC 718-10-25-20.

5.   You state that if this offering had been completed on October 31, 2016, you would have recognized $179.4 million of stock-based compensation on that date. Please revise to clarify that you would have begun recognizing $179.4 million of stock-based compensation over the six-month period following that date, or explain. Similar revisions should be made to your disclosures in Note 15, as applicable.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: David A. Bell, Esq.
       Fenwick & West LLP